

November 20, 2012

<u>Via E-mail</u>
Mr. David C. Hastings
Chief Financial Officer
Incyte Corporation
Experimental Station, Route 141 & Henry Clay Road
Building E336, Wilmington, DE   19880

>   **Re: Incyte Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 22, 2012**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2012**
>   **Filed November 1, 2012**
>   **File No. 001-12400**

Dear Mr. Hastings:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 1. Business</u>
<u>License Agreements, page 12</u>

1. For each of your agreements with Novartis and Lilly, you disclose that the agreement will continue until Novartis or Lilly no longer has any royalty payment obligations. Please expand your disclosure with respect to this termination provision to describe the circumstances in which the royalty payment obligations will expire or terminate. Further, please revise your disclosure to more narrowly indicate the range of royalties – within a ten percentage point range – you are entitled to receive pursuant to the agreement with Novartis.

Notes to Consolidated Financial Statements
Note 1: Organization and Summary of Significant Accounting Policies
Inventory, page 72

2. You disclose that inventories consist of raw materials and work in process at December 31, 2011 and that cost incurred prior to the approval of JAKAFI were recorded as research and development expenses in your statement of operations. Please address the following comments:

   - Please provide us proposed revised disclosure to be included in future periodic reports that discloses and quantifies the components of inventories as required by Item 5-02.6a of Regulation S-X for annual financial statements and Item 10-01(a)(2) for interim financial statements. In this regard, it is unclear whether work in process existed at December 31, 2011 as indicated on page 72 because Note 4 indicates that only raw materials existed at that date. In any regard, it appears based on disclosure in Note 5 on page 10 of your September 30, 2012 Form 10-Q that you had raw materials, work in process and finished goods at September 30, 2012, yet you disclose only the combined inventory balance.

   - Please tell us why you do not appear to have a deferred tax asset related to inventory costs expensed prior to FDA approval as it appears unlikely that inventory costs for commercial products can be deducted for income tax purposes prior to their sale or destruction.

   - As you include inventory as a critical accounting policy and significant estimate in MD&A, and almost all your inventory is classified as a long-term asset, please provide us proposed revised disclosure to be included in future periodic reports that indicates the shelf lives of your significant inventory components and how you assess that you do not have excess inventory on hand.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Condensed Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Product Revenues, page 7

3. In the first paragraph of this disclosure you indicate that during the third quarter of 2012 you changed the timing of your product revenue recognition to record revenues upon shipment of JAKAFI to your specialty pharmacy customers from the previous policy to record revenues upon a prescription being filled. You make this change because you now have sufficient experience to estimate product returns and that the price of JAKAFI is now fixed and determinable. Please address the following comments:

   - Please tell us how you have the ability to make reasonable estimates of product returns in order to recognize revenue upon product shipment as required by ASC 605-15-25-1f when it appears that you may not have completed one return cycle. In this regard, it is apparent from your approval letter from the FDA that JAKAFI has a 24-month shelf life, you received approval and started shipping product in November 2011 and customary industry practice is to accept returns for some period of time after product expiration. In your response, please tell us your return policy and demonstrate to us how you have sufficient insight into the distribution channel to ascertain which batches of product are being prescribed to make a reasonable estimate of the returns to be expected.

- Please provide us proposed revised policy disclosure that clarifies that the third criteria for revenue recognition under SAB 13:A1 is that the seller's price to the buyer must be fixed or determinable not fixed and determinable.

- Please explain to us how you recognized $9.0 million of net revenues in the third quarter of 2012 associated with previously deferred product shipments at June 30, 2012 when the liability on that balance sheet was $8,993,000. In your response, please clarify whether the deferred revenue liability on the balance sheet at June 30, 2012 is reflected at gross sales price or net of discounts, rebates, returns, etc. If this deferred revenue liability was recorded net, please explain how you were able to make reasonable estimates of the appropriate allowances at June 30, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenues, page 23

4. Please provide us proposed revised disclosure of your JAKAFI product revenues that clarifies that these revenues are also reflected net of an allowance for product returns and quantify the amount. Please disclose the amounts of the accruals or allowances at the balance sheet date for each significant classification you identify; i.e., rebates and chargebacks, prompt pay discounts and distribution fees and co-pay assistance and other discounts as well as for product returns. In addition, please represent to us that you will include in future periodic reports a rollforward of each such accrual or allowance for each period presented showing the following and that you will disclose the reasons for any significant fluctuations in the activity:

- Beginning balance;
- Current provision related to sales made in current period;
- Current provision related to sales made in prior periods;
- Actual returns or credits in current period related to sales made in current period;
- Actual returns or credits in current period related to sales made in prior periods; and
- Ending balance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Jeffrey P. Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant